WRITTEN STATEMENT OF
RIDGEWOOD ENERGY X FUND, LLC

In connection with the response of Ridgewood Energy X Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated March 30, 2009, the Fund acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10.
•
Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 2nd day of April, 2009.

RIDGEWOOD ENERGY X FUND, LLC

By:	/s/ Daniel V. Gulino
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel